SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 13, 2003

Provident Energy Trust

(Translation of registrant’s name into English)

Suite 900, 606 4th Street S.W.
Calgary, Alberta Canada T2P 4H2

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROVIDENT ENERGY TRUST

Date: May 13, 2003	By:	/s/ Mark N. Walker Mark N. Walker Vice President, Finance & Chief Financial Officer

PROVIDENT ENERGY TRUST CONTINUES STRONG
PERFORMANCE IN FIRST QUARTER OF 2003

NEWS RELEASE NUMBER 11-03	May 8, 2003

CALGARY, ALBERTA — Provident Energy Trust (“Provident”) (TSX — “PVE.UN”; AMEX — “PVX”) is pleased to report strong 2003 first quarter results with production averaging in excess of 28,000 boed and declared distributions to unitholders of $0.60 per unit.

First Quarter 2003 Highlights

•	On January 17, 2003, unitholders of Provident approved a management internalization transaction to eliminate the performance-based arrangement between external management and the Trust for total non-cash consideration of $18.0 million.

•	Achieved 100% success in drilling 8 heavy oil wells in the Lloydminster area. Production on these wells commenced in late March and early April at combined initial rates in excess of 1,000 bpd.

•	Cash flow from operations was in excess of $41.9 million ($0.69 per unit), an increase of 174% over the prior year quarter.

•	Declared distributions of $0.60 per unit. Based on the March 31, 2003 closing price of $10.29 (TSX — PVE.UN) per unit, the first quarter 2003 distribution represented an annualized cash-on-cash yield of approximately 23 percent.

Financial and Operating Results

Financial and operating highlights are as follows:

	Three months	Three months
	ended	ended
	March 31,	March 31,	%
Canadian dollars (000s except per unit data)	2003	2002	Change

FINANCIAL
Gross revenue	$87,888	$31,641	178
Cash flow from operations	$41,961	$15,324	174
Per weighted average unit — basic	$0.69	$0.51	35
Per weighted average unit — diluted	$0.62	$0.51	22
Declared distributions to unitholders	$33,091	$14,813	123
Per unit	$0.60	$0.46	30
Net income (loss)	$(8,752)	$1,339	—
Per weighted average unit — basic	$(0.14)	$0.04	—
Capital expenditures	$6,567	$3,943	67
Property dispositions	$(1,788)	$(1,658)	8
Bank debt	$188,500	$125,400	50
Debt to annualized first quarter cash flow	1.1	2.0	(45)

Unitholders’ equity		$455,447		$191,861		137
Weighted average trust units and exchangeable shares outstanding (000s)		61,118		30,334		101
OPERATING
Daily production
Crude oil — Light/Medium (bpd)		7,285		3,147		131
— Heavy (bpd)	6,245		5,712		9
Natural gas liquids (bpd)		1,085		850		28
Natural gas (mcfd)		83,924		36,111		132
Oil equivalent (boed)(1)		28,602		15,727		82
UNIT STATISTICS ($Cdn)
Average selling price(2)
Crude oil — Light/Medium ($/bbl)		$32.04		$28.88		11
— Heavy oil ($/bbl)		24.36		19.84		23
— Corporate blend ($/bbl)		28.49		23.06		24
Natural gas liquids ($/bbl)		45.13		21.17		113
Natural gas ($/mcf)		6.49		4.35		49
Oil equivalent ($/boe)(1)		34.24		24.12		42
Netback ($/boe)(1)		18.15		13.32		36

(1)	Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.

(2)	Average selling price and operating netback exclude the non-cash amortization of the Richland hedging gains but include the cash impact of the Commodity Price Risk Management Program.

Management internalization

On January 17, 2003, unitholders of Provident approved a management internalization transaction to eliminate the performance-based arrangement between external management and the Trust for total non-cash consideration of $18.0 million plus $0.4 million of incidental costs. Total non-cash consideration of $18.0 million was settled with 1,682,242 exchangeable shares that are held in escrow and released 25 percent per year commencing June 2003. The internalization was accretive to cash flow and net asset value and also improves the long-term cost structure of the Trust, which will be beneficial to the Trust’s ability to attract capital in a competitive marketplace and complete accretive acquisitions. The transaction also increases ownership of the units held by management and directors to approximately 4.75 percent of the outstanding units, further aligning managements’ interests with those of our unitholders.

Management’s Discussion and Analysis

The following analysis provides a detailed explanation of Provident’s operating results for the quarter ended March 31, 2003, which should be read in conjunction with the unaudited consolidated financial statements of Provident, found later in this interim report. All amounts are reported in Canadian dollars, unless otherwise stated.

Capital expenditures:

Provident spent $6.6 million in the quarter, of which $ 3.1 million was spent in our Lloydminster core area drilling and completing eight net heavy oil wells as well as recompletions, workovers and disposal facility work. In southeast and southwest Saskatchewan expenditures of approximately $1.1 million were directed at drilling 0.5 net oil wells as well as re-completions and facility projects. In west central and southern Alberta approximately $1.9 million was spent on facilities, recompletions and workovers. Approximately $0.5 million was spent on office and other miscellaneous capital. In the quarter, Provident disposed of $1.7 million of non-core assets representing minimal production of approximately 60 boed.

In the first quarter of 2002, the Trust incurred $3.9 million in capital expenditures. The majority was spent in the Lloydminster core area to drill and complete seven net heavy oil wells. The remainder of the funds were primarily directed at re-completions and facilities in southeast Saskatchewan and west central Alberta.

Production:

During the quarter, total production averaged 28,602 boed compared to 15,727 boed in the first quarter of 2002. The 82 percent increase is primarily attributed to the acquisitions of Meota Resources Corp. on October 1, 2002 and of the southern Alberta properties on May 1, 2002.

At March 31, 2003, the Trust’s daily production was comprised of 53 percent natural gas and natural gas liquids, 22 percent cold conventional heavy oil and 25 percent medium/light crude oil. Provident’s current commodity mix provides a natural hedge and complements our Commodity Price Risk Management Program to assist with minimizing the volatility commodity prices have on our cash flow and distributions.

Crude oil price:

In the first quarter, West Texas Intermediate (WTI) crude oil price averaged US$33.80 per barrel compared to US$21.64 per barrel in the period in the first quarter of 2002. The Cdn/US dollar exchange rate averaged $1.51 in the quarter, while the prior year period rate was $1.59. Provident’s average selling price at the wellhead for all blends of crude oil was Cdn$28.49 per barrel for the quarter compared to Cdn$23.06 per barrel for the prior year quarter. Average prices include an opportunity cost of $11.7 million or $9.60 per barrel from the impact of the Commodity Price Risk Management Program compared to a reduction of $0.6 million or $0.81 per barrel in the first quarter of 2002.

Natural gas price:

Natural gas at AECO averaged Cdn$7.61 per mcf in the first quarter, while the Trust received an average price of Cdn$6.49 per mcf for its natural gas, as compared to Cdn$4.35 per mcf in the first quarter of 2002. The average selling price for natural gas includes an opportunity cost of $10.9 million or Cdn$1.44 per mcf from the Commodity Price Risk Management Program as compared to a gain of $2.7 million or Cdn$0.83 per mcf in the first quarter of 2002.

Commodity Price Risk Management Program:

Provident’s Commodity Price Risk Management Program was initiated at the inception of the Trust to help minimize the volatility in Provident’s crude oil and natural gas prices and to assist with stabilizing cash flow. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials and financial hedging on WTI are commonly used. The first quarter program ensured the Trust would receive an average price of Cdn$19.13 on 51 percent of its heavy oil sales, US$16.43 on a further 24 percent of its heavy oil sales, US$19.47 on 69 percent of light/medium oil sales and $5.60 per gj on 46 percent of natural gas sales. The program reduced first quarter cash flow by $22.6 million from what would have been realized without the use of these instruments. Provident’s aggregate position under the Commodity Price Risk Management Program as at March 31, 2003 is summarized in the following table:

Commodity Price Risk Management Program summary:

Year	Product	Volume	Terms	Effective Period

2003	Light Oil	1,000 bpd	Costless Collar WTI US$22.58 — US$26.00 per bbl	January 1 – December 31
		2,500 bpd	WTI US$24.01 per bbl	January 1 – December 31
		1,000 bpd	WTI US$25.05 per bbl	April 1 – June 30
		1,000 bpd	WTI US$24.31 per bbl	July 1 – September 31
		1,000 bpd	WTI US$23.82 per bbl	October 1 – December 31
	Heavy Oil	3,000 bpd	Cdn$18.90 per bbl wellhead(1)(2)	January 1 – December 31
		200 bpd	Cdn$22.50 per bbl wellhead	January 1 – April 30
		2,500 bpd	US$18.75 per bbl at Hardisty	January 1 – December 31
	Natural Gas(4)	27,500 GJpd	Cdn$4.77 per GJ	April 1 – October 31
		5,000 GJpd	Cdn$4.95 per GJ(3)	January 1 – December 31
		6,000 GJpd	Cdn$4.98 per GJ	January 1 – October 31
		10,000 GJpd	Costless collar Cdn$5.50 — $8.75 per GJ	November 1 – December 31
		10,000 GJpd	Costless collar Cdn$5.50 — $7.85 per GJ	November 1 – December 31

Year	Product	Volume	Terms	Effective Period

		5,000 GJpd	Costless collar Cdn$5.00 — $7.75 per GJ	April 1 – October 31
		5,000 GJpd	Costless collar Cdn$5.50 — $7.52 per GJ	April 1 – October 31
		10,000 GJpd	Costless collar Cdn$4.50 — $5.72 per GJ	April 1 – October 31
2004	Light Oil	2,000 bpd	WTI US$24.05 per bbl	January 1 – December 31
		500 bpd	WTI US$25.08 per bbl	January 1 – March 31
	Natural Gas(4)	10,000 GJpd	Costless collar Cdn$5.50 — $8.75	January 1 – March 31
		10,000 GJpd	Costless collar Cdn$5.50 — $7.85	January 1 – March 31

(1)	The heavy oil price of Cdn$18.90 per bbl has been fixed through a combination of Canadian dollar wellhead contracts, US dollar denominated WTI combined with US dollar differential and blending contracts and Cdn/US dollar exchange rate contracts.

(2)	Contracts which, if extended, would require Provident to deliver 1,500 bpd at WTI US$22.70 per bbl and 1,000 bpd at WTI US$23.70 for calendar 2004. The contracts are extendable at the option of the counter party.

(3)	Contract which, if extended, would require Provident to deliver 5,000 GJpd at Cdn$4.95 per GJ for calendar 2004. The contract is extendible at the option of the counter party.

(4)	Natural gas contracts are settled against AECO monthly index.

For hedges in place at March 31, 2003 and using March 31, 2003 forward commodity prices, the unrealized loss associated with Provident’s crude oil hedging was approximately $14.0 million. For natural gas, the unrealized loss was approximately $12.4 million.

Revenue:

During the quarter, gross production revenue from oil, natural gas and natural gas liquids on a cash basis was $88.1 million, 158 percent higher than the $34.1 million cash revenue for the comparable quarter in 2002. Gross production revenue in the quarter was reduced by $0.2 million of non-cash amortization related to the deferred hedging gains recorded at the time of the Richland acquisition compared to $2.5 million for the first quarter of 2002. The increased revenue results from both higher commodity prices ($25.1 million increase in revenue) and a significant increase in production volumes (a $28.9 million increase in revenue over 2002) as a result of the acquisition of Meota and the southern Alberta properties.

Royalties:

Royalties in the quarter were $23.9 million, $9.30 per boe or 21.6 percent of gross production revenue prior to hedging. This compares to the first quarter of 2002 with royalties of $6.8 million, $4.79 per boe or 21 percent of gross production revenue prior to hedging.

Production expenses:

Production expenses averaged $6.79 per boe for the quarter, which was $0.78 or 13 percent higher than the $6.01 per boe in the first quarter of 2002. The increase in production expenses was mainly attributable to higher costs for propane and electricity coupled with increased price driven activity costs associated with servicing and workover charges in the quarter.

Other income:

Other income in 2003 of $1.7 is as a result of a gain realized on the sale of shares held as a portfolio investment.

General and administrative expenses:

General and administrative expenses at $2.9 million and management fees of nil (2002—$1.4 million, management fees of $2.1 million) increased as a result of increased activity levels, and at $1.13 show a reduction from last year levels of $2.50 per boe including management fees.

Interest:

Interest expense has increased $1.3 million to $2.3 million for the first quarter of 2003 over the first quarter of 2002, resulting from the increase in size of the Trust and in its debt level over the first quarter of 2002.

Taxes:

Capital taxes have increased to $1.2 million for the first quarter of 2003 from $0.6 million in the first quarter of 2002, resulting from the increase in size of the Trust.

The future income tax recovery of $2.6 million for the quarter (2002 — $4.8 million) on pre-tax losses of $10.2 million (2002 — $2.9 million pre-tax losses) reflects the non-deductibility of the management internalization expense.

Net income (loss):

Earnings for the quarter were $9.6 million, excluding the effect of the one-time charge to earnings of $18.4 million for management internalization. A loss of $8.8 million ($0.14 per unit) was recorded in the quarter (2002- net income of $1.3 million or $0.04 per unit).

Operating netback:

Provident’s operating netback in the first quarter of 2003 was $18.15 per boe, as compared to the netback of $13.32 in the first quarter of 2002. The increase was mainly attributable to increases in commodity prices partially offset by the opportunity cost associated with the Commodity Price Risk Management Program.

Cash flow from operations:

During the quarter, cash flow from operations was $41.9 million ($0.69 per unit), which was 174 percent higher than the $15.3 million ($0.51 per unit) in the first quarter of 2002.

Bank debt:

Bank debt as at March 31, 2003 was $188.5 million compared to $187.2 million of bank debt as at December 31, 2002. Bank debt has remained relatively constant since year end as the Trust has funded its capital expenditures through the DRIP program and paid out a high percentage of its cash flow to unitholders. As at March 31, 2003 Provident had drawn on 74 percent of its $255 million revolving credit facility with a syndicate of Canadian chartered banks.

Depletion, depreciation and amortization (DD&A):

DD&A expense in the first quarter was $34.8 million or $13.52 per boe, which was 30 percent higher than the first quarter 2002 DD&A of $14.7 million or $10.38 per boe. The increased DD&A correlates with the significant increase in production and depletable base from the first quarter of 2002. On a boe basis, the relatively high DD&A rate was primarily the result of the method of accounting for corporate acquisitions required under Canadian GAAP. More specifically, property, plant and equipment are written up by the tax-affected difference between the purchase price and the tax pools acquired. Over time, the increased DD&A rate is offset by a future tax recovery amount.

Outlook

For 2003, Provident’s $33 million capital program will focus on low risk development drilling opportunities in our Lloydminster heavy oil area and natural gas and medium oil prospects in our southern Alberta core area. Capital expenditures are forecast to be funded from our premium distribution reinvestment program allowing us to keep our payout ratios high, maintain our balance sheet and continue to evaluate additional accretive growth opportunities.

Crude oil prices continue to be extremely volatile reflecting world events on a daily basis. The volatility in natural gas prices has also been extreme with low storage levels driving significant daily price movements. Provident will continue to employ a systematic and disciplined Commodity Price Risk Management Program to minimize the volatility that commodity prices have on our cash flow and distributions.

We would like to thank our unitholders for their support and confidence in our strategy and all of our employees for their continued dedication and hard work in accomplishing our plan.

Forward Looking Statements

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including: the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom.

The Toronto Stock Exchange and the American Stock Exchange have neither approved nor disapproved of the information contained herein.

For further information contact:

THOMAS BUCHANAN Chief Executive Officer Phone (403) 296-2232	RANDY FINDLAY President (403) 781-5343	MARK WALKER Chief Financial Officer (403) 781-5305

Internet: http:\\www.providentenergy.com
e-mail: info@providentenergy.com

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian Dollars (000s)

	As at	As at
	March 31, 2003	December 31, 2002

	(unaudited)	(audited)
Assets
Current assets
Cash	$118	$42
Accounts receivable	55,057	47,463
Assets held for sale	—	1,145
Prepaids	1,383	2,605

	56,558	51,255
Cash reserve for future site reclamation	1,990	1,490
Goodwill	102,443	102,443
Property, plant and equipment	672,584	700,037

	$833,575	$855,225

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$53,686	$54,783
Cash distribution payable	8,806	8,153
Payable to the Manager	—	4,000

	62,492	66,936
Long-term debt	188,500	187,200
Future site reclamation	13,751	12,245
Future income taxes	113,385	116,065
Unitholders’ Equity
Unitholders’ contributions (Note 2)	555,015	513,835
Exchangeable shares (Note 2)	43,771	57,036
Convertible debentures	59,464	61,279
Accumulated loss	(44,816)	(36,064)
Accumulated cash distributions	(151,497)	(118,406)
Accumulated interest on convertible debentures	(6,490)	(4,901)

	455,447	472,779

	$833,575	$855,225

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED LOSS
(unaudited)
Canadian Dollars (000s except per unit amounts)

	Three months ended

	March 31, 2003	March 31, 2002

Revenue
Gross production revenue	$87,888	$31,641
Royalties	(23,932)	(6,780)

	63,956	24,861
Other income	1,683	—

	65,639	24,861
Expenses
Production	17,484	8,503
General and administrative	2,918	1,405
Management fees (Note 6)	—	2,142
Management internalization (Note 6)	18,392	—
Interest on long-term debt	2,269	1,013
Depletion, depreciation and amortization	34,798	14,687

	75,861	27,750

Loss before taxes	(10,222)	(2,889)

Capital taxes	1,210	568
Future income tax recovery	(2,680)	(4,796)

	(1,470)	(4,228)

Net income (loss) for the period	(8,752)	1,339
Accumulated loss, beginning of period	(36,064)	(45,996)

Accumulated loss, end of period	$(44,816)	$(44,657)

Net income (loss) per unit — basic	$(0.14)	$0.04

— diluted	$(0.14)	$0.04

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
Canadian Dollars (000s except per unit amounts)

	Three months ended

	March 31, 2003		March 31, 2002

Cash provided by operating activities
Net income (loss) for the period		$(8,752)		$1,339
Add non-cash items:
Depletion, depreciation and amortization		34,798		14,687
Amortization of deferred charges		203		2,329
Future income tax recovery		(2,680)		(4,796)
Management Internalization (Note 6)		18,392		—
Management fee paid with trust units		—		1,765

Cash flow from operations		41,961		15,324
Change in non-cash working capital		(13,915)		(13,040)

		28,046		2,284

Cash used in investing activities
Expenditures on property, plant and equipment		(6,567)		(3,943)
Acquisition of Richland Petroleum Corp.		—		(3,390)
Acquisition of Provident Management Corp.		(164)
Proceeds on disposition of oil and gas properties		1,788		1,658
Reclamation fund contributions		(643)		(273)
Change in non-cash investing working capital		573		3,461

		(5,013)		(2,487)

Cash provided by financing activities
Increase in long-term bank debt		1,300		14,375
Declared distributions to unitholders		(33,091)		(14,813)
Interest to debentureholders		(1,589)
Issue of trust units, net of cost		8,100		—
Change in non-cash financing working capital		2,323		628

		(22,957)		190

Increase (decrease) in cash		76		(13)
Cash at beginning of period		42		35

Cash at end of period		$118		$22

Cash flow from operations per weighted average unit	$		$
— basic		0.69		0.51

diluted		0.62		0.51

Supplemental disclosure of cash flow information
Cash interest paid		$2,124		$1,193
Cash capital taxes paid		$1,210		$568

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(unaudited)

March 31, 2003

The Interim Consolidated Financial Statements of Provident Energy Trust (“Provident”) have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with Provident’s audited Financial Statements and the notes for the year ended December 31, 2002, which are disclosed in the annual report filed by the Trust.

1.	Significant accounting policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Financial Statements of Provident for the year ended December 31, 2002.

2.	Unitholders contributions and exchangeable shares

(a)	Authorized

(i) Unlimited number of common voting units

b)	Issued

	Three Months Ended March 31, 2003

	Number	Amount
Trust Units	of Units	(000s)

Balance at beginning of period	53,729,335	$513,835
Exchangeable share conversions	3,120,543	31,265
Issued pursuant to unit option plan	73,287	600
Issued pursuant to the distribution reinvestment plan	470,308	4,999
Debenture conversions	177,986	1,905
Units to be issued pursuant to the distribution reinvestment plan	257,149	2,500
Unit issue costs	—	(89)

Balance at end of period	57,829,608	$555,015

	Three Months Ended March 31, 2003

Exchangeable shares
Provident Acquisitions Inc.	Number of Shares	Amount

Balance, December 31, 2002	5,227,844	$57,036
Converted to trust units	(2,865,698)	(31,265)

Balance, March 31, 2003	2,362,146	25,771
Exchange ratio, end of period	1.0918	—
Trust units issuable upon conversion, end of period	2,578,991	$25,771

	Three Months Ended March 31,
	2003
Exchangeable shares
Provident Energy Ltd.	Number of Shares	Amount

Balance, December 31, 2002	—	$—
Issued to Acquire Provident Management Corp.	1,682,242	18,000

Balance, March 31, 2003	1,682,242	18,000
Exchange ratio, end of period	1.03508	—
Trust units issuable upon conversion, end of period	1,741,255	$18,000

(c)	Units reserved

(i) Employee incentive unit option plan:

Provident has reserved 3,600,000 for the Employee incentive unit option plan.

3.	Unit Option Plan

The Trust Option Plan (the “Plan”) is administered by the Board of Directors of Provident. Under the Plan, all directors, officers, employees and certain consultants of Provident, with the exception of the officers of Provident Management Corporation, are eligible to participate in the Plan. There are 3,600,000 trust units reserved for the Trust Option Plan. Options are granted at a “strike price” which is not less than the closing price of the units of The Toronto Stock Exchange on the last trading day preceding the grant. In certain circumstances, based upon the cash distributions made on the trust units, the strike price may be reduced at the time of exercise of the option at the discretion of the option holder.

	Three Months Ended

	March 31, 2003		March 31, 2002

		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price

Outstanding at beginning of period	796,810	$10.86	611,100	$11.16
Granted	2,203,500	11.08	54,500	8.71
Exercised/Cancelled/Expired	(81,281)	10.70	(3,000)	10.10

Outstanding at end of period	2,919,029	11.03	662,600	10.26
Exercisable at end of period	1,028,306	$11.08	358,529	$10.90

At March 31, 2003, the Trust had 1,028,306 options outstanding with exercise prices ranging between $8.40 and $12.39 per unit. The weighted average remaining contractual life of the options is 3.5 years and the weighted average exercise price is $11.08 per unit.

At March 31, 2002, the Trust had 662,600 options outstanding with prices ranging from $8.40 and $12.39 per unit. The weighted average price was $10.26 per unit. The weighted average remaining contractual life of the options was 3.11 years.

The Trust accounts for its unit-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statements for unit options granted to employees and directors. Effective January 1, 2002 a change in Canadian Generally Accepted Accounting Principles requires the impact on compensation costs using the fair value method be disclosed. If the fair value method had been used the impact on the Trust’s pro forma net earnings would have been negligible.

4.	Net income (loss) per unit

The net loss per trust unit for the three months ended March 31, 2003 was $(0.14) per unit and was calculated based on 61,117,501 weighted average number of units outstanding during the period. On a diluted basis the weighted average number of units outstanding would be 67,213,705.

For the three months ended March 31, 2002, net income per unit was $0.04 and was calculated based on 30,334,141 weighted average units outstanding during the period. There were no items that had a dilutive impact on net earnings per unit.

5.	Reconciliation of cash flow and distributions

	Three Months Ended

	March 31, 2003	March 31, 2002

Cash flow from operations	$41,961	$15,324
Cash reserved for interest on convertible debentures	(1,589)	—
Cash (reserved) used for financing and investing activities	(7,281)	(511)

Cash distributions to unitholders	33,091	14,813
Accumulated cash distributions, beginning of period	118,406	36,880

Accumulated cash distributions, end of period	$151,497	$51,963

Cash distributions per unit	$0.60	$0.46

6.	Related party transactions

On January 17, 2003, Provident acquired all the issued and outstanding shares of Provident Management Corporation, Manager of the Trust and Provident, for consideration of $18.0 million payable with the issuance of 1,682,242 exchangeable shares plus related costs of approximately $0.4 million. The exchangeable shares are held in escrow and are releasable as to 25 percent per year beginning on June 30, 2003, and are releasable or may be forfeited in certain other limited circumstances. This management internalization transaction eliminates external management fees effective January 1, 2003. The share purchase agreement as a condition of closing provides for executive employment contracts for the former shareholders of Provident Management Corporation.

7.	Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation in the current period.

Corporate Information

Directors
Grant D. Billing, C.A.(2)(3)
Chairman
Calgary, Alberta

Thomas W. Buchanan, C.A.
Calgary, Alberta

Randall J. Findlay, P.Eng.
DeWinton, Alberta

Bruce R. Libin, Q.C.(1)(3)
Calgary, Alberta

Byron J. Seaman, B. Sc.(1)(3)
Calgary, Alberta

Mike H. Shaikh, C.A.(1)(3)
Calgary, Alberta

Jeffrey T. Smith, P.Geol.(2)(3)
Calgary, Alberta

John B. Zaozirny, Q.C.(2)(3)
Calgary, Alberta

(1) Member of Audit,
Environmental, Health and Safety Committee
(2) Member of Governance, Human
Resources and Compensation Committee
(3) Member of the Reserves Committee	Officers and Senior Management
Thomas W. Buchanan
Chief Executive Officer

Randall J. Findlay
President

Cameron G. Vouri
Vice President, Production
Operations and Chief Operating
Officer

Mark N. Walker
Vice President, Finance, Chief
Financial Officer and Corporate
Secretary

David J. Fricker
Vice President, Corporate
Development

William T. Cromb
Controller

William J. Mitschke
Senior Manager, Exploitation

Lynn M. Rannelli
Assistant Corporate Secretary

Gord B. J. Zaharik
Senior Manager, Land and Contacts
Auditors

PricewaterhouseCoopers LLP

Bankers

National Bank of Canada
Bank of Montreal
BNP Paribas
Bank of Nova Scotia
Canadian Western Bank

Engineering Consultants
McDaniel & Associates Consultants Ltd.

Legal Counsel
Macleod Dixon LLP

Trustee
Computershare Trust Company of Canada

Stock Exchanges
Toronto Stock Exchange

Units
   Trading Symbol “PVE.UN”

Debentures
   Trading Symbol “PVE.DB”

American Stock Exchange
Trading Symbol “PVX”

For Further Information

Thomas W. Buchanan Chief Executive Officer Phone (403) 296-2232	Mark Walker Vice President, Finance, Chief Financial Officer and Corporate Secretary Phone (403) 781-5305	Randall J. Findlay President Phone (403) 781-5343

Internet:

http://www.providentenergy.com

E-mail:

info@providentenergy.com

PROVIDENT ENERGY TRUST ANNOUNCES
MAY 2003 CASH DISTRIBUTION

NEWS RELEASE NUMBER 10-03	May 8, 2003

CALGARY, ALBERTA — Provident Energy Trust (“Provident”) (TSX — PVE.UN; AMEX — PVX) today announced the cash distribution for May 2003 has been set at Cdn $0.20 per trust unit. The May 2003 cash distribution will be paid on June 13, 2003 to unitholders of record on May 20, 2003. The ex-distribution date is May 15, 2003. For unitholders receiving their distribution in U.S. Funds, the June 13, 2003 cash distribution will be approximately U.S.$0.14, based on an exchange rate of 0.716486. The actual U.S. dollar distribution will depend on the U.S/Canadian dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Based on the May 7, 2003 closing price of $11.17 (TSX — PVE.UN) per unit, the May distribution represents an annualized cash-on-cash yield of approximately 21%.

Provident Energy Trust is Calgary based, open-ended oil and gas trust that acquires, develops, produces and markets crude oil, natural gas and natural gas liquids and provides monthly cash distributions to its unitholders.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

For further information contact:

THOMAS W. BUCHANAN, Chief Executive Officer Phone (403) 296-2232	RANDALL J. FINDLAY, President Phone (403) 781-5343	MARK N. WALKER, Vice President, Finance & Chief Financial Officer Phone (403) 781-5305

Corporate Head Office:
900, 606 – 4th Street S.W. Calgary, Alberta Canada T2P 1T1	Phone:(403) 296-2233 Toll Free: 1-800-587-6299 Fax:(403) 261-6696

www.providentenergy.com	E-mail: info@providentenergy.com

CORRECTION FROM SOURCE:
PROVIDENT ENERGY TRUST CONTINUES STRONG
PERFORMANCE IN FIRST QUARTER OF 2003

NEWS RELEASE NUMBER 12-03	May 9, 2003

CALGARY, ALBERTA – Provident Energy Trust (“Provident”) (TSX – “PVE.UN”; AMEX – “PVX”). In the press released dated May 8, 2003 announcing Provident’s first quarter 2003 results, there was an error in the Commodity Price Risk Management Program summary table. The 2,500 bpd of heavy oil volumes sold from January 1, 2003 to December 31, 2003 at US$18.75 per bbl at Hardisty has been corrected to read 500 bpd from April 1, 2003 to December 31, 2003. This correction restates forward looking information only and had no impact on Provident’s first quarter results. The complete press release, which has been amended to reflect this correction follows:

Provident Energy Trust (“Provident”) (TSX — “PVE.UN”; AMEX — “PVX”) is pleased to report strong 2003 first quarter results with production averaging in excess of 28,000 boed and declared distributions to unitholders of $0.60 per unit.

First Quarter 2003 Highlights

•	On January 17, 2003, unitholders of Provident approved a management internalization transaction to eliminate the performance-based arrangement between external management and the Trust for total non-cash consideration of $18.0 million.

•	Achieved 100% success in drilling 8 heavy oil wells in the Lloydminster area. Production on these wells commenced in late March and early April at combined initial rates in excess of 1,000 bpd.

•	Cash flow from operations was in excess of $41.9 million ($0.69 per unit), an increase of 174% over the prior year quarter.

•	Declared distributions of $0.60 per unit. Based on the March 31, 2003 closing price of $10.29 (TSX – PVE.UN) per unit, the first quarter 2003 distribution represented an annualized cash-on-cash yield of approximately 23 percent.

Financial and Operating Results

Financial and operating highlights are as follows:

	Three months ended	Three months ended	%
Canadian dollars (000s except per unit data)	March 31, 2003	March 31, 2002	Change

FINANCIAL
Gross revenue	$87,888	$31,641	178
Cash flow from operations	$41,961	$15,324	174
Per weighted average unit – basic	$0.69	$0.51	35
Per weighted average unit – diluted	$0.62	$0.51	22
Declared distributions to unitholders	$33,091	$14,813	123
Per unit	$0.60	$0.46	30

	Three months ended	Three months ended	%
Canadian dollars (000s except per unit data)	March 31, 2003	March 31, 2002	Change

Net income (loss)	$(8,752)	$1,339	-
Per weighted average unit – basic	$(0.14)	$0.04	-
Capital expenditures	$6,567	$3,943	67
Property dispositions	$(1,788)	$(1,658)	8
Bank debt	$188,500	$125,400	50
Debt to annualized first quarter cash flow	1.1	2.0	(45)
Unitholders’ equity	$455,447	$191,861	137
Weighted average trust units and exchangeable shares outstanding (000s)	61,118	30,334	101
OPERATING
Daily production
Crude oil — Light/Medium (bpd)	7,285	3,147	131
— Heavy (bpd)	6,245	5,712	9
Natural gas liquids (bpd)	1,085	850	28
Natural gas (mcfd)	83,924	36,111	132
Oil equivalent (boed)(1)	28,602	15,727	82
UNIT STATISTICS ($Cdn)
Average selling price(2)
Crude oil — Light/Medium ($/bbl)	$32.04	$28.88	11
— Heavy oil ($/bbl)	24.36	19.84	23
— Corporate blend ($/bbl)	28.49	23.06	24
Natural gas liquids ($/bbl)	45.13	21.17	113
Natural gas ($/mcf)	6.49	4.35	49
Oil equivalent ($/boe)(1)	34.24	24.12	42
Netback ($/boe)(1)	18.15	13.32	36

(1)	Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.

(2)	Average selling price and operating netback exclude the non-cash amortization of the Richland hedging gains but include the cash impact of the Commodity Price Risk Management Program.

Management internalization

On January 17, 2003, unitholders of Provident approved a management internalization transaction to eliminate the performance-based arrangement between external management and the Trust for total non-cash consideration of $18.0 million plus $0.4 million of incidental costs. Total non-cash consideration of $18.0 million was settled with 1,682,242 exchangeable shares that are held in escrow and released 25 percent per year commencing June 2003. The internalization was accretive to cash flow and net asset value and also improves the long-term cost structure of the Trust, which will be beneficial to the Trust’s ability to attract capital in a competitive marketplace and complete accretive acquisitions. The transaction also increases ownership of the units held by management and directors to approximately 4.75 percent of the outstanding units, further aligning managements’ interests with those of our unitholders.

Management’s Discussion and Analysis

The following analysis provides a detailed explanation of Provident’s operating results for the quarter ended March 31, 2003, which should be read in conjunction with the unaudited consolidated financial statements of Provident, found later in this interim report. All amounts are reported in Canadian dollars, unless otherwise stated.

Capital expenditures:

Provident spent $6.6 million in the quarter, of which $ 3.1 million was spent in our Lloydminster core area drilling and completing eight net heavy oil wells as well as recompletions, workovers and disposal facility work. In southeast and southwest Saskatchewan expenditures of approximately $1.1 million were directed at drilling 0.5 net oil wells as well as re-completions and facility projects. In west central and southern Alberta approximately $1.9 million was spent on facilities, recompletions and workovers. Approximately $0.5 million was spent on office and other miscellaneous capital. In the quarter, Provident disposed of $1.7 million of non-core assets representing minimal production of approximately 60 boed.

In the first quarter of 2002, the Trust incurred $3.9 million in capital expenditures. The majority was spent in the Lloydminster core area to drill and complete seven net heavy oil wells. The remainder of the funds were primarily directed at re-completions and facilities in southeast Saskatchewan and west central Alberta.

Production:

During the quarter, total production averaged 28,602 boed compared to 15,727 boed in the first quarter of 2002. The 82 percent increase is primarily attributed to the acquisitions of Meota Resources Corp. on October 1, 2002 and of the southern Alberta properties on May 1, 2002.

At March 31, 2003, the Trust’s daily production was comprised of 53 percent natural gas and natural gas liquids, 22 percent cold conventional heavy oil and 25 percent medium/light crude oil. Provident’s current commodity mix provides a natural hedge and complements our Commodity Price Risk Management Program to assist with minimizing the volatility commodity prices have on our cash flow and distributions.

Crude oil price:

In the first quarter, West Texas Intermediate (WTI) crude oil price averaged US$33.80 per barrel compared to US$21.64 per barrel in the period in the first quarter of 2002. The Cdn/US dollar exchange rate averaged $1.51 in the quarter, while the prior year period rate was $1.59. Provident’s average selling price at the wellhead for all blends of crude oil was Cdn$28.49 per barrel for the quarter compared to Cdn$23.06 per barrel for the prior year quarter. Average prices include an opportunity cost of $11.7 million or $9.60 per barrel from the impact of the Commodity Price Risk Management Program compared to a reduction of $0.6 million or $0.81 per barrel in the first quarter of 2002.

Natural gas price:

Natural gas at AECO averaged Cdn$7.61 per mcf in the first quarter, while the Trust received an average price of Cdn$6.49 per mcf for its natural gas, as compared to Cdn$4.35 per mcf in the first quarter of 2002. The average selling price for natural gas includes an opportunity cost of $10.9 million or Cdn$1.44 per mcf from the Commodity Price Risk Management Program as compared to a gain of $2.7 million or Cdn$0.83 per mcf in the first quarter of 2002.

Commodity Price Risk Management Program:

Provident’s Commodity Price Risk Management Program was initiated at the inception of the Trust to help minimize the volatility in Provident’s crude oil and natural gas prices and to assist with stabilizing cash flow. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials and financial hedging on WTI are commonly used. The first quarter program ensured the Trust would receive an average price of Cdn$19.13 on 51 percent of its heavy oil sales, US$16.43 on a further 24 percent of its heavy oil sales, US$19.47 on 69 percent of light/medium oil sales and $5.60 per gj on 46 percent of natural gas sales. The program reduced first quarter cash flow by $22.6 million from what would have been realized without the use of these instruments. Provident’s aggregate position under the Commodity Price Risk Management Program as at March 31, 2003 is summarized in the following table:

Commodity Price Risk Management Program summary:

Year	Product	Volume	Terms	Effective Period

2003	Light Oil	1,000bpd	Costless Collar WTI US$22.58 – US$26.00 per bbl	January 1 – December 31
		2,500bpd	WTI US$24.01 per bbl	January 1 – December 31
		1,000bpd	WTI US$25.05 per bbl	April 1 – June 30
		1,000bpd	WTI US$24.31 per bbl	July 1 – September 30
		1,000bpd	WTI US$23.82 per bbl	October 1 – December 31
	Heavy Oil	3,000bpd	Cdn$18.90 per bbl wellhead(1)(2)	January 1 – December 31
		200bpd	Cdn$22.50 per bbl wellhead	January 1 – April 30

Year	Product	Volume	Terms	Effective Period

		500bpd	US$18.75 per bbl at Hardisty	April 1 – December 31
	Natural Gas(4)	27,500 GJpd	Cdn$4.77 per GJ	April 1 – October 31
		5,000 GJpd	Cdn$4.95 per GJ(3)	January 1 – December 31
		6,000 GJpd	Cdn$4.98 per GJ	January 1 – October 31
		10,000 GJpd	Costless collar Cdn$5.50 — $8.75 per GJ	November 1 – December 31
		10,000 GJpd	Costless collar Cdn$5.50 — $7.85 per GJ	November 1 – December 31
		5,000 GJpd	Costless collar Cdn$5.00 — $7.75 per GJ	April 1 – October 31
		5,000 GJpd	Costless collar Cdn$5.50 — $7.52 per GJ	April 1 – October 31
		10,000 GJpd	Costless collar Cdn$4.50 — $5.72 per GJ	April 1 – October 31
2004	Light Oil	2,000bpd	WTI US$24.05 per bbl	January 1 – December 31
		500bpd	WTI US$25.08 per bbl	January 1 – March 31
	Natural Gas(4)	10,000 GJpd	Costless collar Cdn$5.50 — $8.75	January 1 – March 31
		10,000 GJpd	Costless collar Cdn$5.50 — $7.85	January 1 – March 31

(1)	The heavy oil price of Cdn$18.90 per bbl has been fixed through a combination of Canadian dollar wellhead contracts, US dollar denominated WTI combined with US dollar differential and blending contracts and Cdn/US dollar exchange rate contracts.

(2)	Contracts which, if extended, would require Provident to deliver 1,500 bpd at WTI US$22.70 per bbl and 1,000 bpd at WTI US$23.70 for calendar 2004. The contracts are extendable at the option of the counter party.

(3)	Contract which, if extended, would require Provident to deliver 5,000 GJpd at Cdn$4.95 per GJ for calendar 2004. The contract is extendible at the option of the counter party.

(4)	Natural gas contracts are settled against AECO monthly index.

For hedges in place at March 31, 2003 and using March 31, 2003 forward commodity prices, the unrealized loss associated with Provident’s crude oil hedging was approximately $14.0 million. For natural gas, the unrealized loss was approximately $12.4 million.

Revenue:

During the quarter, gross production revenue from oil, natural gas and natural gas liquids on a cash basis was $88.1 million, 158 percent higher than the $34.1 million cash revenue for the comparable quarter in 2002. Gross production revenue in the quarter was reduced by $0.2 million of non-cash amortization related to the deferred hedging gains recorded at the time of the Richland acquisition compared to $2.5 million for the first quarter of 2002. The increased revenue results from both higher commodity prices ($25.1 million increase in revenue) and a significant increase in production volumes (a $28.9 million increase in revenue over 2002) as a result of the acquisition of Meota and the southern Alberta properties.

Royalties:

Royalties in the quarter were $23.9 million, $9.30 per boe or 21.6 percent of gross production revenue prior to hedging. This compares to the first quarter of 2002 with royalties of $6.8 million, $4.79 per boe or 21 percent of gross production revenue prior to hedging.

Production expenses:

Production expenses averaged $6.79 per boe for the quarter, which was $0.78 or 13 percent higher than the $6.01 per boe in the first quarter of 2002. The increase in production expenses was mainly attributable to higher costs for propane and electricity coupled with increased price driven activity costs associated with servicing and workover charges in the quarter.

Other income:

Other income in 2003 of $1.7 is as a result of a gain realized on the sale of shares held as a portfolio investment.

General and administrative expenses:

General and administrative expenses at $2.9 million and management fees of nil (2002-$1.4 million, management fees of $2.1 million) increased as a result of increased activity levels, and at $1.13 show a reduction from last year levels of $2.50 per boe including management fees.

Interest:

Interest expense has increased $1.3 million to $2.3 million for the first quarter of 2003 over the first quarter of 2002, resulting from the increase in size of the Trust and in its debt level over the first quarter of 2002.

Taxes:

Capital taxes have increased to $1.2 million for the first quarter of 2003 from $0.6 million in the first quarter of 2002, resulting from the increase in size of the Trust.

The future income tax recovery of $2.6 million for the quarter (2002 — $4.8 million) on pre-tax losses of $10.2 million (2002 — $2.9 million pre-tax losses) reflects the non-deductibility of the management internalization expense.

Net income (loss):

Earnings for the quarter were $9.6 million, excluding the effect of the one-time charge to earnings of $18.4 million for management internalization. A loss of $8.8 million ($0.14 per unit) was recorded in the quarter (2002- net income of $1.3 million or $0.04 per unit).

Operating netback:

Provident’s operating netback in the first quarter of 2003 was $18.15 per boe, as compared to the netback of $13.32 in the first quarter of 2002. The increase was mainly attributable to increases in commodity prices partially offset by the opportunity cost associated with the Commodity Price Risk Management Program.

Cash flow from operations:

During the quarter, cash flow from operations was $41.9 million ($0.69 per unit), which was 174 percent higher than the $15.3 million ($0.51 per unit) in the first quarter of 2002.

Bank debt:

Bank debt as at March 31, 2003 was $188.5 million compared to $187.2 million of bank debt as at December 31, 2002. Bank debt has remained relatively constant since year end as the Trust has funded its capital expenditures through the DRIP program and paid out a high percentage of its cash flow to unitholders. As at March 31, 2003 Provident had drawn on 74 percent of its $255 million revolving credit facility with a syndicate of Canadian chartered banks.

Depletion, depreciation and amortization (DD&A):

DD&A expense in the first quarter was $34.8 million or $13.52 per boe, which was 30 percent higher than the first quarter 2002 DD&A of $14.7 million or $10.38 per boe. The increased DD&A correlates with the significant increase in production and depletable base from the first quarter of 2002. On a boe basis, the relatively high DD&A rate was primarily the result of the method of accounting for corporate acquisitions required under Canadian GAAP. More specifically, property, plant and equipment are written up by the tax-affected difference between the purchase price and the tax pools acquired. Over time, the increased DD&A rate is offset by a future tax recovery amount.

Outlook

For 2003, Provident’s $33 million capital program will focus on low risk development drilling opportunities in our Lloydminster heavy oil area and natural gas and medium oil prospects in our southern Alberta core area. Capital expenditures are forecast to be funded from our premium distribution reinvestment program allowing us to keep our payout ratios high, maintain our balance sheet and continue to evaluate additional accretive growth opportunities.

Crude oil prices continue to be extremely volatile reflecting world events on a daily basis. The volatility in natural gas prices has also been extreme with low storage levels driving significant daily price movements. Provident will continue to employ a systematic and disciplined Commodity Price Risk Management Program to minimize the volatility that commodity prices have on our cash flow and distributions.

We would like to thank our unitholders for their support and confidence in our strategy and all of our employees for their continued dedication and hard work in accomplishing our plan.

Forward Looking Statements

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including: the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom.

The Toronto Stock Exchange and the American Stock Exchange have neither approved nor disapproved of the information contained herein.

For further information contact:

THOMAS BUCHANAN Chief Executive Officer Phone (403) 296-2232	RANDY FINDLAY President (403) 781-5343	MARK WALKER Chief Financial Officer (403) 781-5305

Internet: http:\\www.providentenergy.com
e-mail: info@providentenergy.com

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian Dollars (000s)

	As at	As at
	March 31, 2003	December 31, 2002

	(unaudited)	(audited)
Assets
Current assets
Cash	$118	$42
Accounts receivable	55,057	47,463
Assets held for sale	—	1,145
Prepaids	1,383	2,605

	56,558	51,255
Cash reserve for future site reclamation	1,990	1,490
Goodwill	102,443	102,443
Property, plant and equipment	672,584	700,037

	$833,575	$855,225

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$53,686	$54,783
Cash distribution payable	8,806	8,153
Payable to the Manager	—	4,000

	62,492	66,936
Long-term debt	188,500	187,200
Future site reclamation	13,751	12,245
Future income taxes	113,385	116,065
Unitholders’ Equity
Unitholders’ contributions (Note 2)	555,015	513,835
Exchangeable shares (Note 2)	43,771	57,036
Convertible debentures	59,464	61,279
Accumulated loss	(44,816)	(36,064)
Accumulated cash distributions	(151,497)	(118,406)
Accumulated interest on convertible debentures	(6,490)	(4,901)

	455,447	472,779

	$833,575	$855,225

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED LOSS
(unaudited)
Canadian Dollars (000s except per unit amounts)

	Three months ended

	March 31, 2003	March 31, 2002

Revenue
Gross production revenue	$87,888	$31,641
Royalties	(23,932)	(6,780)

	63,956	24,861
Other income	1,683	—

	65,639	24,861
Expenses
Production	17,484	8,503
General and administrative	2,918	1,405
Management fees (Note 6)	—	2,142
Management internalization (Note 6)	18,392	—
Interest on long-term debt	2,269	1,013
Depletion, depreciation and amortization	34,798	14,687

	75,861	27,750

Loss before taxes	(10,222)	(2,889)

Capital taxes	1,210	568
Future income tax recovery	(2,680)	(4,796)

	(1,470)	(4,228)

Net income (loss) for the period	(8,752)	1,339
Accumulated loss, beginning of period	(36,064)	(45,996)

Accumulated loss, end of period	$(44,816)	$(44,657)

Net income (loss) per unit — basic	$(0.14)	$0.04

— diluted	$(0.14)	$0.04

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
Canadian Dollars (000s except per unit amounts)

	Three months ended

	March 31, 2003	March 31, 2002

Cash provided by operating activities
Net income (loss) for the period	$(8,752)	$1,339
Add non-cash items:
Depletion, depreciation and amortization	34,798	14,687
Amortization of deferred charges	203	2,329
Future income tax recovery	(2,680)	(4,796)
Management Internalization (Note 6)	18,392	—
Management fee paid with trust units	—	1,765

Cash flow from operations	41,961	15,324
Change in non-cash working capital	(13,915)	(13,040)

	28,046	2,284

Cash used in investing activities
Expenditures on property, plant and equipment	(6,567)	(3,943)
Acquisition of Richland Petroleum Corp.	—	(3,390)
Acquisition of Provident Management Corp.	(164)
Proceeds on disposition of oil and gas properties	1,788	1,658
Reclamation fund contributions	(643)	(273)
Change in non-cash investing working capital	573	3,461

	(5,013)	(2,487)

Cash provided by financing activities
Increase in long-term bank debt	1,300	14,375
Declared distributions to unitholders	(33,091)	(14,813)
Interest to debentureholders	(1,589)
Issue of trust units, net of cost	8,100	—
Change in non-cash financing working capital	2,323	628

	(22,957)	190

Increase (decrease) in cash	76	(13)
Cash at beginning of period	42	35

Cash at end of period	$118	$22

Cash flow from operations per weighted average unit
- basic	$0.69	$0.51

diluted	0.62	0.51

Supplemental disclosure of cash flow information
Cash interest paid	$2,124	$1,193
Cash capital taxes paid	$1,210	$568

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(unaudited)

March 31, 2003

The Interim Consolidated Financial Statements of Provident Energy Trust (“Provident”) have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with Provident’s audited Financial Statements and the notes for the year ended December 31, 2002, which are disclosed in the annual report filed by the Trust.

1.	Significant accounting policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Financial Statements of Provident for the year ended December 31, 2002.

2.	Unitholders contributions and exchangeable shares

(a)	Authorized

(i)	Unlimited number of common voting units

b)	Issued

	Three Months Ended March 31,
	2003

	Number	Amount
Trust Units	of Units	(000s)

Balance at beginning of period	53,729,335	$513,835
Exchangeable share conversions	3,120,543	31,265
Issued pursuant to unit option plan	73,287	600
Issued pursuant to the distribution reinvestment plan	470,308	4,999
Debenture conversions	177,986	1,905
Units to be issued pursuant to the distribution reinvestment plan	257,149	2,500
Unit issue costs	—	(89)

Balance at end of period	57,829,608	$555,015

	Three Months Ended March 31,
	2003

Exchangeable shares
Provident Acquisitions Inc.	Number of Shares	Amount

Balance, December 31, 2002	5,227,844	$57,036
Converted to trust units	(2,865,698)	(31,265)

Balance, March 31, 2003	2,362,146	25,771
Exchange ratio, end of period	1.0918	—
Trust units issuable upon conversion, end of period	2,578,991	$25,771

	Three Months Ended March 31,
	2003

Exchangeable shares
Provident Energy Ltd.	Number of Shares	Amount

Balance, December 31, 2002	—	$—
Issued to Acquire Provident Management Corp.	1,682,242	18,000

Balance, March 31, 2003	1,682,242	18,000
Exchange ratio, end of period	1.03508	—
Trust units issuable upon conversion, end of period	1,741,255	$18,000

(c)	Units reserved

(i)	Employee incentive unit option plan:

Provident has reserved 3,600,000 for the Employee incentive unit option plan.

3.	Unit Option Plan

The Trust Option Plan (the “Plan”) is administered by the Board of Directors of Provident. Under the Plan, all directors, officers, employees and certain consultants of Provident, with the exception of the officers of Provident Management Corporation, are eligible to participate in the Plan. There are 3,600,000 trust units reserved for the Trust Option Plan. Options are granted at a “strike price” which is not less than the closing price of the units of The Toronto Stock Exchange on the last trading day preceding the grant. In certain circumstances, based upon the cash distributions made on the trust units, the strike price may be reduced at the time of exercise of the option at the discretion of the option holder.

	Three Months Ended

	March 31, 2003		March 31, 2002

				Weighted
				Average
	Number	Weighted Average	Number	Exercise
	of Options	Exercise Price	of Options	Price

Outstanding at beginning of period	796,810	$10.86	611,100	$11.16
Granted	2,203,500	11.08	54,500	8.71
Exercised/Cancelled/Expired	(81,281)	10.70	(3,000)	10.10

Outstanding at end of period	2,919,029	11.03	662,600	10.26
Exercisable at end of period	1,028,306	$11.08	358,529	$10.90

At March 31, 2003, the Trust had 1,028,306 options outstanding with exercise prices ranging between $8.40 and $12.39 per unit. The weighted average remaining contractual life of the options is 3.5 years and the weighted average exercise price is $11.08 per unit.

At March 31, 2002, the Trust had 662,600 options outstanding with prices ranging from $8.40 and $12.39 per unit. The weighted average price was $10.26 per unit. The weighted average remaining contractual life of the options was 3.11 years.

The Trust accounts for its unit-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statements for unit options granted to employees and directors. Effective January 1, 2002 a change in Canadian Generally Accepted Accounting Principles requires the impact on compensation costs using the fair value method be disclosed. If the fair value method had been used the impact on the Trust’s pro forma net earnings would have been negligible.

4.	Net income (loss) per unit

The net loss per trust unit for the three months ended March 31, 2003 was $(0.14) per unit and was calculated based on 61,117,501 weighted average number of units outstanding during the period. On a diluted basis the weighted average number of units outstanding would be 67,213,705.

For the three months ended March 31, 2002, net income per unit was $0.04 and was calculated based on 30,334,141 weighted average units outstanding during the period. There were no items that had a dilutive impact on net earnings per unit.

5.	Reconciliation of cash flow and distributions

	Three Months Ended

	March 31, 2003	March 31, 2002

Cash flow from operations	$41,961	$15,324
Cash reserved for interest on convertible debentures	(1,589)	—
Cash (reserved) used for financing and investing activities	(7,281)	(511)

Cash distributions to unitholders	33,091	14,813
Accumulated cash distributions, beginning of period	118,406	36,880

Accumulated cash distributions, end of period	$151,497	$51,963

Cash distributions per unit	$0.60	$0.46

6.	Related party transactions

On January 17, 2003, Provident acquired all the issued and outstanding shares of Provident Management Corporation, Manager of the Trust and Provident, for consideration of $18.0 million payable with the issuance of 1,682,242 exchangeable shares plus related costs of approximately $0.4 million. The exchangeable shares are held in escrow and are releasable as to 25 percent per year beginning on June 30, 2003, and are releasable or may be forfeited in certain other limited circumstances. This management internalization transaction eliminates external management fees effective January 1, 2003. The share purchase agreement as a condition of closing provides for executive employment contracts for the former shareholders of Provident Management Corporation.

7.	Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation in the current period.

Corporate Information

Directors

Grant D. Billing, C.A.(2)(3)
Chairman
Calgary, Alberta

Thomas W. Buchanan, C.A.
Calgary, Alberta

Randall J. Findlay, P. Eng.
DeWinton, Alberta

Bruce R. Libin, Q.C.(1)(3)
Calgary, Alberta

Byron J. Seaman, B. Sc.(1)(3)
Calgary, Alberta

Mike H. Shaikh, C.A.(1)(3)
Calgary, Alberta

Jeffrey T. Smith, P.Geol.(2)(3)
Calgary, Alberta

John B. Zaozirny, Q.C.(2)(3)
Calgary, Alberta

(1) Member of Audit,
Environmental, Health and Safety Committee
(2) Member of Governance, Human Resources and Compensation Committee
(3) Member of the Reserves Committee	Officers and Senior Management

Thomas W. Buchanan
Chief Executive Officer

Randall J. Findlay
President

Cameron G. Vouri
Vice President, Production Operations and Chief Operating Officer

Mark N. Walker
Vice President, Finance, Chief Financial Officer and Corporate Secretary

David J. Fricker
Vice President, Corporate Development

William T. Cromb
Controller

William J. Mitschke
Senior Manager, Exploitation

Lynn M. Rannelli
Assistant Corporate Secretary

Gord B. J. Zaharik
Senior Manager, Land and Contacts	Auditors

PricewaterhouseCoopers LLP

Bankers

National Bank of Canada
Bank of Montreal
BNP Paribas
Bank of Nova Scotia
Canadian Western Bank

Engineering Consultants
McDaniel & Associates Consultants Ltd.

Legal Counsel
Macleod Dixon LLP

Trustee
Computershare Trust Company of Canada

Stock Exchanges
Toronto Stock Exchange

Units
   Trading Symbol “PVE.UN”

Debentures
   Trading Symbol “PVE.DB”

American Stock Exchange
Trading Symbol “PVX”

For Further Information

Thomas W. Buchanan Chief Financial Officer Phone (403) 296-2232	Mark Walker Vice President, Finance, Chief Executive Officer and Corporate Secretary Phone (403) 781-5305	Randall J. Findlay President Phone (403) 781-5343

Internet:

http://www.providentenergy.com

E-mail:

info@providentenergy.com